UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry Senior Vice President - Legal Continental Grain Company 767 Fifth Avenue New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,649,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,649,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,649,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,177
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 129,177
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 5 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended by Amendment No. 1 to the statement on Schedule 13D, dated March 26, 2018, Amendment No. 2 to the statement on Schedule 13D, dated August 17, 2018, Amendment No. 3 to the statement on Schedule 13D, dated March 14, 2019 and Amendment No. 4 to the statement on Schedule 13D, dated August 21, 2019 (so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

(i) Continental Grain Company, a Delaware corporation (“CGC”); and
(ii) Ari D. Gendason, a natural person and citizen of the United States (“Mr. Gendason”).

The principal business of CGC is agribusiness and to make investments. Mr. Gendason is Chief Investment Officer of CGC.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 767 Fifth Avenue, New York, NY 10153. Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Michael J. Zimmerman	Vice Chairman
Frank W. Baier	Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Arlon Group S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Robert Golden	Director and Chief Operating Officer
James Wolfensohn	Director
Alan Fishman	Director
Jim D. Manzi	Director
Pedro Parente	Director

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On December 19, 2019, in connection with the Issuer’s underwritten registered public offering of shares of its Common Stock conducted pursuant to its Registration Statement on Form S-3, CGC purchased 3,200,000 shares of Common Stock at the public offering price of $1.25 per share.  Such transaction was funded with CGC’s available cash on hand.

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 6 Pages

This Schedule 13D reflects purchases made by CGC through and including December 19, 2019.  Unless otherwise indicated, all calculations of percentage ownership in this Schedule 13D are based on a total of 39,094,631 shares of Common Stock issued and outstanding as of the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 18, 2019 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

CGC beneficially owns 10,649,068 shares of Common Stock (approximately 27.2% of the total number of shares of Common Stock outstanding).  CGC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 10,649,068 shares of Common Stock.

Mr. Gendason directly owns 129,177 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 10,778,245 shares of Common Stock (approximately 27.6% of the total number of shares of Common Stock outstanding).

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 20, 2019, between Continental Grain Company and Ari D. Gendason.

CUSIP No. 762831204	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

CONTINENTAL GRAIN COMPANY
By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason

EXHIBIT 1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of common stock, no par value, of RiceBran Technologies, a California corporation. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.
In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.
Date: December 20, 2019

CONTINENTAL GRAIN COMPANY
By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason